FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 19, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
19 May 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 May 2023	283,338	269.50	267.40	267.8929	LSE
19 May 2023	18,138	267.90	267.60	267.7471	CHIX
19 May 2023	34,848	268.40	267.50	267.6939	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 17 February 2023, as announced on 17 February 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 84,559,121 Ordinary Shares in treasury and have 9,477,135,909 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
19 May 2023	09:55:28	BST	3684	267.50	BATE	1549387
19 May 2023	09:55:28	BST	6677	267.50	BATE	1549389
19 May 2023	10:07:59	BST	8603	267.60	BATE	1566489
19 May 2023	10:23:16	BST	10499	267.60	BATE	1587260
19 May 2023	10:58:36	BST	1387	268.40	BATE	1651877
19 May 2023	10:58:36	BST	3998	268.40	BATE	1651875
19 May 2023	10:07:59	BST	6150	267.60	CHIX	1566491
19 May 2023	10:07:59	BST	3093	267.60	CHIX	1566487
19 May 2023	10:47:28	BST	345	267.90	CHIX	1628590
19 May 2023	10:47:28	BST	3872	267.90	CHIX	1628588
19 May 2023	10:47:28	BST	4678	267.90	CHIX	1628586
19 May 2023	08:05:56	BST	6725	267.80	LSE	1364601
19 May 2023	08:08:11	BST	6569	267.80	LSE	1368533
19 May 2023	08:09:43	BST	6880	267.70	LSE	1371066
19 May 2023	08:12:24	BST	7305	268.20	LSE	1375313
19 May 2023	08:12:24	BST	308	268.20	LSE	1375311
19 May 2023	08:13:35	BST	8029	268.20	LSE	1377004
19 May 2023	08:18:15	BST	711	267.60	LSE	1384909
19 May 2023	08:18:15	BST	7149	267.60	LSE	1384907
19 May 2023	08:20:17	BST	6927	267.50	LSE	1388743
19 May 2023	08:24:23	BST	2153	267.90	LSE	1394926
19 May 2023	08:24:23	BST	4470	267.90	LSE	1394924
19 May 2023	08:24:23	BST	442	267.90	LSE	1394922
19 May 2023	08:27:03	BST	6867	267.60	LSE	1399110
19 May 2023	08:32:58	BST	7279	268.00	LSE	1410470
19 May 2023	08:33:23	BST	6438	267.90	LSE	1411297
19 May 2023	08:36:55	BST	7977	267.90	LSE	1417886
19 May 2023	08:45:35	BST	7824	267.80	LSE	1434506
19 May 2023	08:49:18	BST	7281	268.00	LSE	1441711
19 May 2023	08:53:06	BST	4526	267.70	LSE	1449452
19 May 2023	08:53:06	BST	2536	267.70	LSE	1449450
19 May 2023	08:56:47	BST	7699	267.60	LSE	1456298
19 May 2023	09:01:16	BST	242	267.40	LSE	1464849
19 May 2023	09:01:27	BST	2264	267.40	LSE	1465096
19 May 2023	09:02:59	BST	5044	267.40	LSE	1466964
19 May 2023	09:07:42	BST	7408	267.60	LSE	1473753
19 May 2023	09:20:00	BST	7203	267.60	LSE	1494122
19 May 2023	09:23:13	BST	1	267.60	LSE	1498614
19 May 2023	09:23:13	BST	7792	267.60	LSE	1498616
19 May 2023	09:23:39	BST	1772	267.50	LSE	1499134
19 May 2023	09:23:39	BST	639	267.50	LSE	1499129
19 May 2023	09:23:40	BST	2495	267.50	LSE	1499142
19 May 2023	09:23:46	BST	2680	267.50	LSE	1499240
19 May 2023	09:30:29	BST	2333	267.70	LSE	1509756
19 May 2023	09:31:07	BST	4405	267.70	LSE	1510733
19 May 2023	09:31:41	BST	6747	267.60	LSE	1511507
19 May 2023	09:36:35	BST	7890	267.90	LSE	1518602
19 May 2023	09:55:28	BST	4645	267.50	LSE	1549393
19 May 2023	09:55:28	BST	1896	267.50	LSE	1549391
19 May 2023	10:02:31	BST	563	267.50	LSE	1559300
19 May 2023	10:04:59	BST	6739	267.60	LSE	1562803
19 May 2023	10:05:57	BST	5183	267.60	LSE	1564058
19 May 2023	10:07:59	BST	1791	267.60	LSE	1566493
19 May 2023	10:16:01	BST	1798	267.70	LSE	1577716
19 May 2023	10:16:01	BST	1708	267.70	LSE	1577712
19 May 2023	10:16:01	BST	1669	267.70	LSE	1577714
19 May 2023	10:16:01	BST	1400	267.70	LSE	1577718
19 May 2023	10:16:01	BST	1465	267.70	LSE	1577722
19 May 2023	10:16:01	BST	1089	267.70	LSE	1577720
19 May 2023	10:16:01	BST	1798	267.70	LSE	1577710
19 May 2023	10:16:01	BST	3765	267.70	LSE	1577708
19 May 2023	10:16:01	BST	4735	267.70	LSE	1577706
19 May 2023	10:16:01	BST	8500	267.70	LSE	1577704
19 May 2023	10:18:10	BST	7827	267.70	LSE	1580801
19 May 2023	10:20:34	BST	7352	267.60	LSE	1584342
19 May 2023	10:47:28	BST	3019	267.90	LSE	1628594
19 May 2023	10:47:28	BST	1363	267.90	LSE	1628596
19 May 2023	10:47:28	BST	3023	267.90	LSE	1628592
19 May 2023	10:58:36	BST	4228	268.40	LSE	1651873
19 May 2023	10:58:36	BST	3804	268.40	LSE	1651871
19 May 2023	14:23:43	BST	6554	269.50	LSE	1781611
19 May 2023	14:36:30	BST	7480	269.30	LSE	1802778
19 May 2023	14:55:01	BST	8027	269.10	LSE	1832379
19 May 2023	15:17:37	BST	6214	268.60	LSE	1870752
19 May 2023	15:17:37	BST	693	268.60	LSE	1870750

Date: 19 May 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary